Exhibit 99.1

MEDIA RELEASE

July 19, 2022

Algoma Steel Donates $1 Million toward

Sault Area Hospital Residential Withdrawal Management Facility

SAULT STE. MARIE, Ontario, July 19, 2022 — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced its donation of CDN $1 million to Sault Area Hospital Foundation (“SAHF”), in support of Sault Area Hospital’s (“SAH”) Residential Withdrawal Management Facility.

Construction and retrofitting of the property at 145 Old Garden River Road began in May of 2022. The new facility will provide twenty residential withdrawal management beds and safe beds in a completely renovated space.

Algoma Steel’s gift will help SAH realize the full vision for the space, supplementing the funding provided by the Ministry of Health – announced in April of this year. The funds from Algoma are focused on finishing exterior areas, creating safe and beautiful outdoor courtyard spaces for clients, providing outdoor furniture and fixtures, and completing an accessible, covered staff entrance; enhancements that would not have otherwise been possible.

The courtyards in particular will provide: a culturally inclusive space that is reflective of surrounding geographies and respectful of individual expression; a spot where families can visit with residents; a venue for group therapy and a possible therapeutic gardening program in the summer months; and a safe and secure place for clients to step outside, all year round. This critical space would not have been possible without Algoma Steel’s generous support, and will help facilitate healing and further enhance the quality of care available to the residents of the facility.

“Our team at Algoma is proud to support the Sault Area Hospital in their construction of a Residential Withdrawal Management Facility. This new facility will make a difference in the lives of many residents in our community,” said Michael Garcia, President and CEO of Algoma. “Our local healthcare teams do incredible work every day to positively impact the lives of the communities they serve, a cause we care passionately about given the depth of our involvement in the community and the breadth of our workers, retirees and their families. Our shared goal is to build a stronger, healthier community in partnership with those that can help meet that goal.”

“On behalf of the Sault Area Hospital, our patients, and our health care workers, I extend our sincere gratitude and appreciation to Algoma Steel for their generous donation of $1 million to support and enhance care for individuals accessing care at our new Residential Withdrawal Management facility,” said Ila Watson, President & CEO, of Sault Area Hospital. “This gift will ensure those receiving care at the new facility are able to do so in culturally inclusive and welcoming spaces specifically designed to support patient-centered care. We are pleased to partner with Algoma Steel to create a healthier and stronger community together.”

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

“Algoma Steel approached our Hospital, offering early support for this incredibly important project. They saw a need in our community, and they wanted to be part of the solution,” said Teresa Martone, Executive Director, Sault Area Hospital Foundation. “As our largest corporate donor, this gift marks an incredible milestone: with this commitment, their total lifetime giving to Sault Area Hospital Foundation has now surpassed $5 million. Through their gifts, Algoma Steel has demonstrated its dedication to local care for their employees and retirees, as well as their families and community. We couldn’t be more grateful to have them as a partner.

Algoma Steel is making outstanding care possible with this thoughtful donation that will enhance the experiences of residents and families for years to come. On behalf of the Sault Area Hospital Foundation’s Board of Directors, Staff, and all the families this donation will impact, thank you to Algoma Steel for caring for Sault Ste. Marie and the Algoma District.”

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding Algoma’s expected enhanced long-term profitability, cost-cutting initiatives, modernization of its plate mill facilities, transformation journey, investment in its people, processes, optimization and modernization, and growing capability and courage to meet the industry’s challenges. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should consider the risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Report on Form 20-F, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and with the Securities and Exchange Commission (the “SEC”) (available at www.sec.gov), as well as in Algoma’s current reports with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost-cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey. Algoma is investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on, position us firmly as your partner in steel.

About Sault Area Hospital Foundation

For over 50 years, Sault Area Hospital Foundation (SAHF) and its predecessors have raised funds and inspired community support for local healthcare. Local dollars given to SAHF are saving local lives every day, purchasing medical equipment and ensuring Sault Area Hospital is able to provide outstanding care, close to home.

For more information, please contact:

Brenda Stenta	Megan Wigmore
Manager Communications & Branding	Communications and Development Officer
Algoma Steel Group Inc.	Sault Area Hospital Foundation
Phone: 705.206.1022	Phone: 705-759-3434 x7142
E-mail: brenda.stenta@algoma.com	E-mail: wigmorem@sah.on.ca

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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